601 Lexington Avenue New York, New York 10022
Christian O. Nagler To Call Writer Directly: (212) 446-4660 christian.nagler@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Max A. Webb, Assistant Director Donald E. Field

Re:	Safe Bulkers, Inc. Registration Statement on Form F-3 Filed March 1, 2013 File No. 333-186977

Dear Mr. Webb:

This letter is being furnished on behalf of Safe Bulkers, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 20, 2013 to Polys Hajioannou, Chief Executive Officer of the Company, with respect to the Company’s registration statement on Form F-3 (File No. 333-186977) (the “Registration Statement”) that was filed with the Commission on March 1, 2013 (the “Form F-3”) .The information set forth below has been provided by the Company and not the undersigned.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

All exhibit numbers in the responses below refer to the Form F-3 or the amendment to the Form F-3 that was filed with the Commission on the date hereof (the “Amendment”), as applicable.

General

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response: The Company confirms, per our discussion with the Staff, that it has included risk factor disclosure in a Form 6-K filed with the Commission on the date hereof substantially in the following form, and that it has incorporated by reference such disclosure into the Form F-3 (see page 6 of the Amendment), and it further confirms that it intends to include such disclosure in future annual reports:

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB") inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

Registration Statement Cover Page

2.	We note your disclosure in footnote 1 to the Calculation of Registration Fee table that “[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units.” To the extent that separate consideration is to be received, please confirm that the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act of 1933.

Response: The Company confirms that to the extent separate consideration of the type referred to above is received, the aggregate amount of such consideration will be included in the aggregate offering price for all securities sold.

Exhibit 5.2

3.	We note that the Cozen O’Connor opinion is limited to Marshall Islands law. We also note that the registration statement registers preferred stock purchase rights, warrants, debt securities and subscription rights which will be issued pursuant to a stockholders rights agreement, warrant agreement, indenture and subscription rights agreement, respectively, which are or will be governed by New York law. We further note that the Kirkland & Ellis opinion does not provide binding obligation opinions regarding each of the above referenced securities. In this regard, we note that the Kirkland opinion only provides opinions related to the registered preferred stock purchase rights and debt securities. We also note that the opinion related to the preferred stock purchase rights is incomplete and does not provide the required opinion. Please have counsel revise to provide binding obligation opinions related to the registered preferred stock purchase rights, warrants, debt securities and subscription rights. Additionally, the Cozen opinion should be revised, to the extent applicable, to provide opinions related to the company’s power to create the respective obligations and that the company has taken the required steps to authorize entering into the respective obligations under Marshall Islands law. Refer to Sections II.B.1.e and II.B.1.f of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: Revised versions of the Cozen O’Connor and Kirkland & Ellis LLP opinions have been refiled as Exhibits 5.1 and 5.2, respectively, to the Amendment in response to the Staff’s comments.

4.	Please have counsel delete the last paragraph on page 2. Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The revised Kirkland & Ellis LLP opinion, refiled as Exhibit 5.2 to the Amendment, reflects the deletion requested.

Other

The Company advises us that it acknowledges to the Commission that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4660, or my colleague Richard M. Brand at (212) 446-6454, at your earliest convenience.

Sincerely,

/s/ Christian O. Nagler

Christian O. Nagler
KIRKLAND & ELLIS LLP

Cc: Polys Hajioannou
      Safe Bulkers, Inc.